UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
June 6, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES

SIGNATURES
Date June 6, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso supplies printing paper line to Henan Puyang Longfeng Paper in China
(Helsinki, Finland, June 6, 2007) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper will supply a lightweight-coated papermaking line to Henan Puyang Longfeng Paper Co., Ltd. in Puyang city, China’s Henan province. The start-up of production is scheduled for the first quarter of 2009. The value of the order is over EUR 100 million.
Metso’s delivery will include a complete paper machine from headbox to reel with related stock preparation and air systems as well as wet end chemicals and coating color preparation systems. The paper machine is an all-on-machine line including coating and multinip calendering. Metso Automation will supply an extensive automation package, which includes machine and quality controls with runnability and condition monitoring systems.
The paper machine, which will have a wire width of 7.9 m and a design speed of 1,800 m/min, will produce close to 1,000 tons of printing and writing paper grades daily.
Puyang Longfeng Paper Co., Ltd. is owned by Henan Provincial Investment Corporation, Puyang Municipal Investment Corporation and three other shareholders. The Puyang integrated plantation forest and paper mill is a benchmark project in Henan province. It was approved by State Development and Reform Commission in August 2006. The general plan is to produce annually 300,000 tons of poplar based chemi-mechanical pulp and 500,000 tons of high quality printing paper. The raw material comes from 65,000 hectar (1 million mu) plantation in Henan province.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Ilkka Tuomenoksa, Vice President, Sales, Metso Paper, tel. +358 40 528 0779
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.